Exhibit 10a(14)

Margaret M. Pego	Human Resources
Senior Vice President-Human Resources	80 Park Plaza, T21, Newark, NJ 07102
and Chief Human Resources Officer	tel: 973-430-7243 fax:973-643-6063
email: Margaret.Pego@pseg.com

June 30, 2008

Mr. Randall E. Mehrberg

2100 Lincoln Park West, #8BS

Chicago, IL 60614

Dear Randy:

We are pleased to offer you the position of Executive Vice President – Planning and Strategy, effective September 8, 2008 (“DOE”). In this position, you will be an employee of PSEG Services Corporation (the “Company”). While you are employed by PSEG Services Corporation, you will devote substantially all of your business time and efforts to the performance of your duties and use your best efforts in such endeavors. Your acceptance of this offer of employment constitutes your representation that your execution and performance of the requirements of this position will not be in violation of any other agreement to which you are a party. PSEG Services Corporation is a subsidiary of Public Service Enterprise Group Incorporated (Enterprise or PSEG).

You will be paid a base salary of $545,000. Your first salary review will be January 2010. However, in the event of a significant change in responsibilities before December 2009, a salary review will be conducted upon such change in responsibilities. Salary reviews will be conducted annually thereafter.

You will participate in the Management Incentive Compensation Plan (MICP) of PSEG under the terms and conditions of that Plan. Your target incentive award will be 60% of your base salary. You may, however, be eligible to receive up to 90% of your base salary dependent upon business results. This may be adjusted from time to time in accordance with established plan procedures. There is no guarantee of payment under the MICP, and any such payment will be contingent upon your establishment and successful completion of goals and objectives. Any MICP award for the first calendar year of employment will be prorated and your award will based on the number of full months of employment during that year.

Within 45 days following your DOE, PSEG Services Corporation will make a cash payment to you in the amount of $250,000 (subject to withholdings according to the IRS and Company policy). Upon the first anniversary of your DOE, PSEG Services Corporation will make an additional cash payment to you in the amount of $250,000. These amounts must be repaid, and you agree to repay them, to the extent they have been paid to you, if you leave the Company voluntarily or the Company terminates you

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for Cause (as defined below) within three (3) years of the applicable payment. If you incur such repayment obligation in a calendar year after the calendar year in which the payment was made to you, the Executive shall be required to return a portion of the Sign-On Bonus equal to the net after-tax amount of the Sign-On Bonus (after application of all refunds and credits as a result of such repayment).

You will be a participant in the Long-Term Incentive Plan (LTIP) of Enterprise. Long-term compensation opportunity is reviewed annually by the Organization and Compensation Committee of the BOD pursuant to the terms of the LTIP. At the first Organization and Compensation Committee meeting following the DOE, it will be recommended to the Organization and Compensation Committee that you are provided with a LTIP award for 2008 designed to provide you with a value of approximately $800,000. This award will not be prorated for 2008. In the years thereafter, the number and form of LTIP grants recommended in any given year will appropriately reflect your responsibilities and ability to contribute to the long-term success of Enterprise and is expected to provide a target opportunity of approximately $800,000. All grants under the LTIP for 2009 and future years will be subject to the terms of the LTIP and the related grant award, subject to the immediately below paragraph.

Your LTIP awards for 2008 and any other equity-based awards (including but not limited to, any restricted shares, restricted stock units, performance shares and options) granted to you in 2008 or thereafter (all such awards, collectively, the “Equity Awards”), shall be subject to the terms and provisions of the LTIP as in effect from time to time applicable to employees in positions similar to you. Unless any change in LTIP terms and provisions is applicable to all employees in positions similar to you, the Company shall provide you with the same or more favorable terms for Retirement and involuntary termination without Cause as for the 2008 LTIP Awards as documented on the chart attached hereto titled “Vesting and Payment of LTI upon Retirement or Involuntary Termination Without Cause.” For this purpose, “Retirement” shall have the same meaning as under the Limited Plan (as defined below) and “Cause” shall have the same definition as in the Public Service Enterprise Group Incorporated Separation Allowance Benefits Plan for Non-Represented Employees, as amended effective July 1, 2005 (the “Severance Plan”), or, if more favorable to you, the definition of “Cause” in any successor to the Severance Plan. In addition, if your employment terminates on or after the fourth anniversary of the DOE due to your resignation in order to hold a position with a governmental or non-profit entity agreed to by the Enterprise CEO (a “Public Service Resignation”), then the Equity Awards will have the same treatment as if such termination were a Retirement after your age 55 and with at least five years of service.

You will be eligible to participate in the Limited Supplemental Benefit Plan for Certain Employees of Public Service Enterprise Group and its Subsidiaries (“the Limited Plan”). Upon your retirement (age 55 with at least five years of service), the Limited Plan will provide a target supplemental pension. For example, if you complete 10 years of service with the Company upon your retirement, the Plan will provide retirement income equal to 40% of your final average earnings less the aggregate of a) your actual pension provided by the Cash Balance Plan, b) your vested Exelon pension and c) your primary Social Security benefit payable at normal retirement age. Your vested Exelon

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pension means that portion of your pension payable from the Exelon qualified retirement plan trust. In addition, the Plan provides a supplemental death benefit equal to 150% of annual salary if death occurs while employed and before retirement.

In addition, if your employment is terminated by the Company without Cause (as defined above) or due to a Public Service Resignation, then you will be granted the additional service required so that you will be considered to have attained five years of service for the purpose of retirement eligibility and your pension benefit under the Limited Plan will be calculated as if you had satisfied the requirements for a Retirement under such plan.

For the purpose of determining the duration of full-pay short-term temporary disability benefits, as of your DOE, you will be treated as if you had ten (10) years of service with PSEG.

In addition, you are eligible to receive twenty-five (25) days vacation upon your DOE.

You are eligible for financial counseling on the same terms and condition as applied to other officers of PSEG. You are also eligible to participate in the PSEG Deferred Compensation Plan For Certain Employees, which allows you to defer all or a portion of your base pay and/or any incentive bonus you may receive in any given year upon employment. You are also eligible for an executive annual physical examination arranged through the PSEG’s Medical Department.

In recognition of your need for an automobile for business purposes, the Company will provide you with a full size automobile and shall provide the related maintenance, repairs, insurance and costs of operation thereof.

You are eligible for those benefits available to associates of PSEG Services Corporation with a similar date of hire generally, except as otherwise provided in this letter. Please visit http://www.pseg.com/benefits and enter the site as a prospective employee. Click the tab “Benefit Details” for information on all PSEG employee benefit programs. You will also find answers to many questions you may have.

PSEG provides automatic enrollment in its 401(k) plan for newly hired employees. Enrollment will take place in the first available pay period following your DOE. If you do not enroll, you will be automatically enrolled at the rate of 3% of your compensation. Your contributions and the Company match on your contributions (beginning upon completion of six months of service) will be placed in the appropriate aged based Target Retirement Fund investment option within the Plan. You may change or cancel your contributions and investment election at any time. More information will be provided in your new hire kit and through our Benefits Center. If you have any questions, please call our Employee Benefits Center at 1-800-571-0400 and speak with a representative.

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Your employment with PSEG is at-will and therefore you may be discharged with or without cause and with or without notice at any time.

In the event that your employment is terminated without Cause” (as defined above), you will be paid a payment equaling one year of your then base salary, plus target annual incentive. In addition, if MICP payments are made to other participants in any year that your employment is terminated without Cause, you will be paid a prorated award to reflect actual results. In addition, the Company will pay the full premium for continuation of medical and dental benefits under COBRA for one year from termination of employment; provided, however, such payment by the Company will cease upon comparable coverage being available through other employer-based plans. In the event the Company adopts a severance plan applicable to senior executives that is more generous than the above stated benefits, the plan adopted subsequent to this agreement shall apply.

In the event that your employment is terminated without cause pursuant the Change in Control provisions of the Key Executive Severance Plan of Public Service Enterprise Group, Inc., then the provisions of that Plan will govern the severance to which you are entitled. It will be recommended to the Board of Directors that you be designated be a Schedule B participant.

During the course of your employment, you will have access to and become familiar with “Confidential Information” as defined below. You agree that you will not, directly or indirectly, disclose or use any Confidential/information, except as required in the course of your employment with the Company or its affiliates and subsidiaries and consistent with their interests. All files, records, documents, or recordings, electronic or otherwise, containing or relating to Confidential Information, whether prepared by you or otherwise coming into your possession, will remain the exclusive property of PSEG Services or its affiliates and subsidiaries.

As used herein, the term “Confidential Information” means all trade secrets, proprietary and confidential business information belonging to, used by, or in the possession of the Company or its affiliates and subsidiaries, with respect to their respective business strategies, plans and financial information, purchase or sale of property, leasing, pricing sales programs or tactics, actual or past sellers, purchasers, lessees, lessors or customers, those with whom the Company or its affiliates and subsidiaries has begun negotiations for new business, costs, employee compensation, marketing and development plans, inventions and technology, whether such Confidential Information is oral, written or electronically recorded or stored, except information in the public domain, information known to you prior to your employment with PSEG Services Corporation, and information received by you from sources other than PSEG Services Corporation, its affiliates and subsidiaries, without obligation of confidentiality. This obligation survives the termination of your employment with the Company, regardless of the reason for that termination.

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You acknowledge and agree that in the event of a breach by you of any of the confidentiality terms of this Agreement, PSEG will suffer irreparable harm for which money damages are not an adequate remedy, and that, in the event of such breach, PSEG will be entitled to obtain an order of a court of competent jurisdiction for equitable relief from such breach, including, but not limited to, temporary restraining orders and preliminary and/or permanent injunctions against the breach of such agreements by you. Finally, you agree that you will execute a Non-Compete and Non-Solicitation Agreement in the form annexed hereto, as a condition of your employment in your new position.

Notwithstanding any provision of this letter to the contrary, if you are a “specified employee” as defined in Section 409A of the Internal Revenue Code of 1986, as amended (“Code Section 409A”), to the extent needed to satisfy the requirements of Code Section 409A, you will not receive payments upon a termination of your employment until the earlier of (i) the date which is six months after your termination of employment for any reason other than death, or (ii) the date of your death. The provisions of this paragraph only apply if, and to the extent, required to comply with Code Section 409A.

If you (or your representative) inform the Company that any provision of this letter would cause you to incur any additional tax or interest under Code Section 409A or any regulations or Treasury guidance promulgated thereunder, the Company will consider in good faith reforming such provision, after consulting with you and receiving your approval (which will not be unreasonably withheld); provided that the Company agrees to maintain, to the maximum extent practicable, the original intent and economic benefit to you of the applicable provision without violating the provisions of Code Section 409A.

Any and all disputes arising out of or relating to this your employment, other than an unemployment or workers’ compensation claim, will, at the demand of either you or PSEG, whether made before or after the institution of any legal proceeding, be resolved through binding arbitration administered by the American Arbitration Association (AAA) in accordance with the Employment Dispute Resolution Rules of the AAA and with the United States Arbitration Act. The arbitration will be conducted in Newark, New Jersey before one arbitrator. If the parties cannot agree on the arbitrator within 30 days after the demand for arbitration then either party may request the AAA to select an arbitrator, which selection will be deemed acceptable to both parties. To the maximum extent practicable, the arbitration proceeding will be concluded within 180 days of filing the demand for arbitration with the AAA. The parties will share all costs and fees of the arbitration equally, unless otherwise awarded by the arbitrator. Each party agrees to keep all such disputes and arbitration proceedings strictly confidential except for disclosure of information required by law. Each party further agrees to abide by and perform any award rendered by the arbitrator, and that a judgment of a court of competent jurisdiction may be entered on the award.

Your employment is governed by the laws of New Jersey, without reference to any conflict of law rules or regulations. If a court finds any provision of this letter to be invalid, unenforceable or void, such provision will be severed from this letter and will not affect the validity or enforceability of any other provision as set forth herein. Moreover, this letter contains the entire agreement of the parties relating to the subject matter

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hereof, and supersedes in its entirety any and all prior agreements, understandings or representations relating to the subject matter discussed herein, other than the non-compete and non-solicitation agreement attached. No modifications to this agreement will be valid unless made in writing and signed by both parties.

As part of PSEG’s requirement for a work force that is free from the influence of illegal chemical substances, this offer of employment is conditional upon your successful completion of a medical examination which will include definitive analysis of a freshly voided urine specimen for the presence of commonly abused drugs, including marijuana. This offer is also conditional upon a satisfactory background investigation and reference check.

If the foregoing is in accordance with your understanding, please sign the enclosed copy of this letter and return it to me.

Sincerely,

/s/ Margaret M. Pego
Margaret M. Pego
Senior Vice President - Human Resources and Chief Human Resources Officer

Agreed to this 2nd day of July 2008

/s/ Randall E. Mehrberg
Randall E. Mehrberg

Attachment:	Non-Compete/Non-Solicitation Agreement
PSEG Domestic Relocation Assistance Plan - Tier 1
Vesting and Payment of LTI upon Retirement or Involuntary Termination
Without Cause Chart

NON-COMPETE/NON-SOLICITATION AGREEMENT

In consideration of employment with Public Service Enterprise Group Incorporated, or any subsidiary, affiliate or successor-in-interest thereof (the “Company”), I agree to the following:

1.	Non-Compete

During my employment with the Company, I agree not to compete in any manner, either directly or indirectly, whether for compensation or otherwise, with the Company, or to assist any other person or entity, business or otherwise, to compete with the Company, without the Company’s written consent. Further, during my employment with the Company, I agree not to engage in other conduct, employment or business enterprise that is in conflict with, may present an actual conflict with, or may appear to be in conflict with or to present a conflict with, the Company without the prior written permission of the Company. Such permission shall be granted by the Chairman and CEO of Public Service Enterprise Group.

2.	Non-Solicitation

During my employment with the Company and for a period of 2 years following my employment with the Company, I agree either on my own behalf or on behalf of any other person or entity, business or otherwise, directly or indirectly, not: (i) to hire, solicit, or encourage to leave the employ of the Company any person who is then an employee of the Company; (ii) to solicit, entice away or divert any person or entity who was or is then a customer or supplier of the Company or any other person sharing a business relationship with the Company; or (iii) to solicit, entice away or divert any person or entity who was identified as a potential customer or supplier of the Company at the time I was an employee of the Company and with respect to which I participated, directly or actively, in providing, selling, attempting to sell, or delivering services of the Company.

3.	General

a.	This Agreement shall be governed by and in accordance with the laws of the State of New Jersey and is being executed in the State of New Jersey. The laws of New Jersey (including the choice of law rule of New Jersey) shall govern the validity and interpretation of this Agreement as well as the performance by me and the Company of our respective duties and obligations. Any dispute or claim relating to this Agreement shall be brought in a Court of competent jurisdiction in New Jersey, and I hereby agree and consent to personal jurisdiction in New Jersey.

b.	This Agreement shall not in any way be construed as to change, alter or modify the employment-at-will relationship between me and the Company.

c.	If any provision or clause of this Agreement, or portion thereof, shall be held by any Court or other tribunal of competent jurisdiction to be illegal, void or unenforceable in such jurisdiction, the remainder of such provisions shall not thereby be affected and shall be given full effect, without regard to the invalid portion. It is agreed that it is the intention of the parties to this Agreement that if any court construes any provision or clause of this Agreement, or any portion thereof, to be illegal, void or unenforceable because of the duration of such provision or the area or matter covered thereby, such court shall reduce the duration, area, or matter of such provision and, in its reduced form, such provision shall then be enforceable and shall be enforced.

d.	I agree that if subsequent to execution of this Agreement I am transferred to or accept another position with any company affiliated with the Company, this Agreement shall continue in effect and shall be deemed as having been automatically assigned to such entity. Further, no change in assignment, position, department, division, unit or location to which I am assigned shall in any way affect the obligations under this Agreement. This Agreement shall not be affected by any change in name of the Company, or any consolidation, merger, acquisition or addition or deletion, and shall be automatically assigned to any successor company of the Company, and continue in effect thereafter in accordance with its terms.

e.	This Agreement shall inure to the benefit of the Company’s successors or assigns and, as far as legally possible, shall be binding upon my heirs, legal representations and assigns.

f.	The provisions of Sections 2 and 3g of this Agreement shall survive termination of my employment with the Company irrespective of the reasons therefore.

g.	I understand that the Management Incentive Compensation Plan and the Long-Term Incentive Plan grants each provide for the forfeiture of awards upon violation of confidentiality, Non-compete and non-solicitation provisions in such plans or grants, or upon certain restatements of financial statements. I understand that such forfeitures are in addition to the provisions of this Non-Compete/Non-Solicitation Agreement and the related Offer Letter.

h.	I acknowledge that: (i) I have read and understand this agreement; (ii) I fully understand the limitations which it imposes on me; (iii) I have had the opportunity to review this Agreement with the counsel of my choice; and (iv) I have signed and entered into this Agreement voluntarily and of my own free will.

Acknowledged, accepted and agreed this 2nd day of July 2008.

Signature of Employee:	/s/ Randall E. Mehrberg
Randall E. Mehrberg

Vesting and Payment of LTIP Upon Retirement or Involuntary Termination Without Cause

2008 Award
Vesting of Restricted Shares/Restricted Stock Units

Upon retirement within one year of grant, vesting prorated on whole months of service throughout the year.

Fully vested in total award at one year from grant.

In the event of death, disability or involuntary termination without cause fully vesting in total award upon the date of the event, no proration.

RS Payout	Upon retirement award is paid over period of original vesting, i.e., four years. Award paid immediately in the event death, disability or termination without cause

Performance Shares	Upon retirement award is prorated for whole months worked out of entire 36 month performance period In the event of death, disability or involuntary termination without cause same as retirement.

Performance Share Payout	Payment made at the end of the performance cycle (36 months) along with other award recipients

Options	Upon retirement, all Options vest and retiree may exercise any vested Options before Expiration Date of the Options

Option Exercise Period	Expiration date is the earliest of 10-years from date of grant or three year anniversary of retirement death or disability. In the event of termination without cause, 90th day after termination.